BEST AVAILABLE COPY

02034137

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

April 25, 2002

SEC MAIL PROCESSING SECTION RECEIVED MAY 0 8 2002 WASH, D.C. 165

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Monthly Report on Long Term Commercial Papers for the month ended March 31, 2002;

2. SEC Form 17-C dated April 3, 2002 re Subsidiary's Acquisition of Shares;

3. SEC Form 17-C dated April 12, 2002 re clarification of news article "Equitable shares climb on talk of Gokongwei entry";

4. SEC Form 17-C dated April 19, 2002 re Express Holdings, Inc. agreement to sell 20% interest in Toledo Power Corporation.

Thank you very much.

dlw 5/20

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL
P

/mhd/4/24/02

SEC NUMBER 184044
FILE NUMBER ___________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2001

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED MARCH 31, 2002

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: March **Year: 2002**

Name of Registrant JG SUMMIT HOLDINGS, INC.	Industry Classification: INVESTMENT HOLDING
Address: CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	Tel. No.: 633-76-31
SHORT - TERM	LONG-TERM
Type of Registration: ( ) a. Ordinary ( ) w/ CCL ( ) w/o CCL ( ) b. Special	Condition for Registration: ( ) a. Collateral ( ) c. Financial Ratios (x) b. Debt to Equity Ratio ( ) d. Exempt from registration
Name of Selling Agent: NOT APPLICABLE	Name of Underwriter: Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE
Address: NOT APPLICABLE	Address: No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati
Tel. No. NOT APPLICABLE	Tel. No. 817-45-26
SEC Order No. NOT APPLICABLE	SEC Order No. LT 000055
Date Granted:	Date Granted: February 29, 1996
Expiry Date:	Expiry Date: February 28, 1997
Committed Credit Line: a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P1,500,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

BPI STOCK TRANSFER	PCI CAPITAL CORPORATION	JG SUMMIT HOLDINGS, INC
LIBERTINE PASION	ELEANOR HILADO / GABRIEL LIM	JAMES L GO Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF IN QUEZON CITY, M.M.) S.S.

SUBSCRIBED AND SWORN TO before me this ______ day of APR 10 2002 the above affiant exhibiting to me his/her Community Tax Certificate No 15082309 issued at Pasig City on Jan. 31, 2002.

JOEL G. GORDOLA
Notary Public
Until December 31, 2002
PTR No. 2846657, 1/02/02, Q.C.

Doc. No. 453
Page No. 97
Book No. 58
Series of 02

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

March 31, 2002

TRANCHE I

Name of LTCP Holder	SERIES B Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	April 10, 2003	9.547%	P 4,400,000
2. Board of Trustees of PERAA - D	April 10, 2003	9.547%	900,000
3. PCI Capital Corporation	April 10, 2003	9.547%	22,500,000
4. Phil. Commercial International Bank	April 10, 2003	9.547%	45,000,000
5. United Coconut Planters Bank	April 10, 2003	9.547%	55,800,000
6. BPI Capital Corporation	April 10, 2003	9.547%	9,000,000
7. International Capital Corporation	April 10, 2003	9.547%	4,500,000
8. Phil. Commercial Capital Corporation	April 10, 2003	9.547%	9,000,000
9. Citytrust Banking Corporation	April 10, 2003	9.547%	9,000,000
10. Corporate Investment Phils., Inc.	April 10, 2003	9.547%	3,000,000
11. China Banking Corporation	April 10, 2003	9.547%	18,000,000
12. Equitable PCI Bank Trust as Investment Mgr. of Ret. Gratuity Fund of Philex Mining Corp.	April 10, 2003	9.547%	30,000,000
13. Equitable PCI Bank Trust as Investment Mgr. of Norkis Group of Companies Retirement Plan	April 10, 2003	9.547%	2,000,000
14. Equitable PCI Bank Trust as Investment Mgr. of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept.	April 10, 2003	9.547%	1,000,000
15. Equitable PCI Bank Trust as Investment Mgr. of Phil. Rural Reconstruction Movement	April 10, 2003	9.547%	2,000,000
16. Equitable PCI Bank Trust for Various Trust Accts.	April 10, 2003	9.547%	1,000,000
17. FEB Investments, Inc.	April 10, 2003	9.547%	36,000,000
18. AB Capital and Investment Corp.	April 10, 2003	9.547%	5,400,000
19. First Metro Investment Corporation	April 10, 2003	9.547%	36,000,000
20. AIM-Scientific Research Foundation	April 10, 2003	9.547%	3,000,000
21. AIM-Jose B. Fernandez Fund	April 10, 2003	9.547%	3,000,000
22. AIM Building Fund	April 10, 2003	9.547%	3,000,000
23. Coca Cola Retirement Plan	April 10, 2003	9.547%	5,400,000
24. Solidbank Corporation	April 10, 2003	9.547%	-
25. Union Bank of the Philippines	April 10, 2003	9.547%	36,000,000
26. Penta Capital Investment Corp.	April 10, 2003	9.547%	4,500,000
27. Land Bank of the Philippines	April 10, 2003	9.547%	34,500,000
28. ABCIC-TID FAO: Board of Trustees of PERAA - E	April 10, 2003	9.547%	6,000,000
29. Deutsche Bank	April 10, 2003	9.547%	4,600,000
30. Metropolitan Bank and Trust Co.	April 10, 2003	9.547%	54,000,000
31. Yolanda M. Uy	April 10, 2003	9.547%	500,000
32. Benjamin S. Pua	April 10, 2003	9.547%	1,000,000
TOTAL TRANCHE I			P 450,000,000

JG SUMMIT HOLDINGS, INC.
Schedule of Registered Commercial Paper Issuances (Long-Term)
March 31, 2002

TRANCHE II

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	May 8, 2003	8.751%	P 41,300,000
2. Citibank NA (Manila) Trust FAO MIFE	May 8, 2003	8.751%	1,000,000
3. Board of Trustees of PERAA - D	May 8, 2003	8.751%	1,050,000
4. PCI Capital Corporation	May 8, 2003	8.751%	26,250,000
5. Phil. Commercial International Bank	May 8, 2003	8.751%	52,500,000
6. United Coconut Planters Bank	May 8, 2003	8.751%	65,100,000
7. BPI Trust	May 8, 2003	8.751%	10,500,000
8. International Capital Corporation	May 8, 2003	8.751%	9,500,000
9. Citytrust Banking Corporation	May 8, 2003	8.751%	10,500,000
10. Corporate Investment Phils., Inc.	May 8, 2003	8.751%	5,000,000
11. China Banking Corporation	May 8, 2003	8.751%	21,000,000
12. Equitable Banking Corporation	May 8, 2003	8.751%	27,000,000
13. FEB Investments, Inc.	May 8, 2003	8.751%	42,000,000
14. Global Business Bank	May 8, 2003	8.751%	6,000,000
15. AB Capital and Investment Corp.	May 8, 2003	8.751%	15,000,000
16. First Metro Investment Corporation	May 8, 2003	8.751%	42,000,000
17. Land Bank of the Philippines	May 8, 2003	8.751%	44,500,000
18. CCBPI Retirement Plan	May 8, 2003	8.751%	6,300,000
19. Solidbank Corporation	May 8, 2003	8.751%	-
20. Union Bank of the Philippines	May 8, 2003	8.751%	30,000,000
21. Penta Capital Investment Corp.	May 8, 2003	8.751%	5,250,000
22. Metropolitan Bank and Trust Co.	May 8, 2003	8.751%	63,000,000
23. Insular Assurance Ltd.	May 8, 2003	8.751%	-
24. Benjamin S. Pua	May 8, 2003	8.751%	250,000
TOTAL TRANCHE II			P 525,000,000

JG SUMMIT HOLDINGS, INC.
Schedule of Registered Commercial Paper Issuances (Long-Term)
March 31, 2002

TRANCHE III

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	June 6, 2003	8.161%	P 16,550,000
2. Board of Trustees of PERAA - D	June 6, 2003	8.161%	1,050,000
3. PCI Capital Corporation	June 6, 2003	8.161%	26,250,000
4. Phil. Commercial International Bank	June 6, 2003	8.161%	42,500,000
5. Equitable PCIBank Trust as Investment Mgr. of Pilipinas Shell Petroleum Corp. Non-contributing Retirement Gratuity Fund	June 6, 2003	8.161%	3,000,000
6. Equitable PCIBank Trust as Investment Mgr. of First Phil. Industrial Corp. Employees' Ret. Plan	June 6, 2003	8.161%	2,000,000
7. Equitable PCIBank Trust as Investment Mgr. of Consolidated Industrial Gases Inc. Employees' Retirement Plan	June 6, 2003	8.161%	5,000,000
8. BPI Trust	June 6, 2003	8.161%	10,500,000
9. *United Coconut Planters Bank*	June 6, 2003	8.161%	65,100,000
10. Phil. Commercial Capital, Inc.	June 6, 2003	8.161%	5,500,000
11. Citytrust Banking Corporation	June 6, 2003	8.161%	10,500,000
12. Corporate Investment Phils., Inc.	June 6, 2003	8.161%	1,000,000
13. China Banking Corporation	June 6, 2003	8.161%	21,000,000
14. Equitable Banking Corporation	June 6, 2003	8.161%	42,000,000
15. FEB Investments, Inc.	June 6, 2003	8.161%	42,000,000
16. Global Business Bank	June 6, 2003	8.161%	9,000,000
17. AB Capital and Investment Corp.	June 6, 2003	8.161%	12,000,000
18. First Metro Investment Corporation	June 6, 2003	8.161%	42,000,000
19. All Asia Capital and Trust Corp.	June 6, 2003	8.161%	1,250,000
21. Land Bank of the Philippines	June 6, 2003	8.161%	41,000,000
22. CCBPI Retirement Plan	June 6, 2003	8.161%	6,300,000
23. Union Bank of the Philippines	June 6, 2003	8.161%	42,000,000
24. Penta Capital Investment Corp.	June 6, 2003	8.161%	5,250,000
25. Metropolitan Bank and Trust Co.	June 6, 2003	8.161%	63,000,000
26. Insular Life Assurance Co., Ltd.	June 6, 2003	8.161%	5,000,000
27. Yolanda M. Uy	June 6, 2003	8.161%	4,250,000
TOTAL TRANCHE III			P 525,000,000
GRAND TOTAL			P 1,500,000,000

FILE

PSE Code HO-180

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Subsidiary's Acquisition of Shares)
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

LCU

Cashier

DTU

184044
(SEC Reg. No.)

Central Receiving Unit

File Number

Document I.D.

April 3, 2002

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **April 3, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Express Holdings, Inc., a wholly-owned subsidiary of JG Summit Holdings, Inc., has acquired an additional 258,000 shares of Universal Robina Corporation at P4.80 per share on March 27, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

April 3, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd

FILE

PSE Code HO-180

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Clarification of news article "Equitable shares climb on talk of Gokongwei entry")
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

____
LCU

____
Cashier

____
DTU

184044
(SEC Reg. No.)

____
Central Receiving Unit

____
File Number

____
Document I.D.

April 12, 2002

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **April 12, 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephoner number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached documents:

Annex "A" - Fax of JG Summit Holdings, Inc. to PSE dated April 5, 2002 in reply to fax of PSE dated April 5, 2002 in Annex "B" hereof.

Annex "B" - Fax of PSE to JG Summit Holdings, Inc. dated April 5, 2002 requesting clarification of news article in Annex "C" hereof.

Annex "C" - Business World news article of April 5, 2002 captioned "Equitable shares climb on talk of Gokongwei entry"

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

April 12, 2002
(Date)

/mhd

Annex "A"

PSE Code HO-180

FAX TRANSMISSION	No. of pages including cover: 1

Date	:	April 5, 2002		Fax'd 4/09 (confirmed receipt by Racquel Angeles)
TO	:	**Philippine Stock Exchange, Inc.**	**FROM:**	**JG SUMMIT HOLDINGS, INC.**
Attention	:	**Ms. Racquel R. Angeles** Disclosure Department Listings and Disclosure Group		**Emmanuel C. Rojas, Jr.** Corporate Secretary
Address	:	4/F PSE Center Exchange Road Ortigas Center Pasig City		40/F Robinsons-Equitable Tower ADB Ave. cor. P. Poveda St. Pasig City, Metro Manila Philippines
Fax No.	:	636-0809	Fax No. :	(632) 633-9387; (632) 633-9207
Tel. No.	:	636-0122 to 41 loc. 706/536/812	Tel. No. :	(632) 633-7631; (632) 637-1670

MESSAGE

Dear Ms. Angeles,

Re: **Clarification of Business World news article "Equitable shares climb on talk of Gokongwei entry"**

Thank you for your fax of April 5, 2002 requesting for clarification/confirmation of the news article entitled "Equitable shares climb on talk of Gokongwei entry" published in the April 5, 2002 issue of the Business World.

In response thereto, JG Summit Holdings, Inc. confirms the denial of Mr. Lance Y. Gokongwei stated in the news account.

Thank you very much for your kind attention.

Very truly yours,

Emmanuel C. Rojas, Jr.
Corporate Secretary

edcr 4/5/02

/mhd4/5/02

Copy 2 of 2

Annex "B"

facsimile transmittal

4th Floor, Philippine Stock Exchange
Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/538/812
Fax. No. 636-0808

To	:	Atty. Emmanual C. Rojas, Jr. Corporate Secretary
Company	:	JG SUMMIT HOLDINGS, INC.
Subject	:	"Equitable shares climb on talk of Gokongwei entry"
Date	:	April 5, 2002

Dear Atty. Rojas:

This is with reference to the attached news article entitled "Equitable shares climb on talk of Gokongwei entry" published in the April 5, 2002 issue of the BusinessWorld. The article reported that:

> *"Equitable PCI Bank was a prime mover at the stock market yesterday, making it the second most actively traded stock as its price rose sharply on speculations that the cash-rich Gokongwei group is eyeing a stake in the bank anew. x x x*
>
> *JG Summit Holdings of the Gokongwei group was the rumored interested party but its president Lance Gokongwei denied the talk."*

We would like to request for clarification/confirmation of the said news article.

In view of this, please make an **official, full, fair and accurate** written disclosure on the foregoing matter **upon receipt hereof** so that we may properly apprise the trading participants and the investing public of the same.

Respectfully yours,

RAQUEL R. ANGELES
Disclosure Analyst

Noted by:

LUISA W. BUENAVENTURA
Supervisor, Disclosure Department

Annex "C"

BANKING & FINANCE / Edited by Victor V. Saulon

Equitable shares climb on talk of Gokongwei entry

By CECILLE E. YAP
Reporter

Equitable PCI Bank was a prime mover at the stock market yesterday, making it the second most actively traded stock as its price rose sharply on speculations that the cash-rich Gokongwei group is eyeing a stake in the bank anew.

At the Philippine Stock Exchange, Equitable PCI stocks rose 8.75% to P43.50 apiece from P40 per share the other day, even reaching an intraday high of P44, on talks circulating in the market that there could be a possible new investor in the bank.

It was the second most actively traded stock next to market favorite Ayala Corp.

However, Equitable PCI officials were unavailable for comment. Newly installed Equitable PCI president René Buenaventura was in a credit meeting as of press time, while its chairman Antonio L. Go is still out of the country.

JG Summit Holdings of the Gokongwei group was the rumored interested party, but its president Lance Gokongwei denied the talk.

"It's not true," Mr. Gokongwei said, declining to comment further.

Robinsons Savings Bank — the Gokongwei's thrift bank arm — recently bought the branch network of Dutch-led ABN AMRO Savings Bank.

The acquisition, numbering 20, brought Robinsons branches to 32, including seven existing ones and another five that are scheduled to open this year. The purchase made it the seventh biggest thrift bank in terms of assets.

JG Summit was among the parties which submitted bids to acquire as much as 35% of Equitable PCI when the stake was put on sale last year. It was the Gokongwei family together with the Lopez family which jointly sold their controlling stake in the former PCI Bank to Equitable Banking Corp. Since then, the Gokongweis have been on the lookout for another universal bank.

See Equitable, PAGE 14

Equitable...

Apart from the Gokongwei's, other bidders were the Fubon Group of Taiwan and California-based Newbridge Capital.

However, all the bids were rejected by the shareholders who instead vowed to raise capital either from their own pockets or through a bond issue.

Equitable PCI's major shareholders are the Go family, the Social Security System (SSS) and the Government Service Insurance System (GSIS) at slightly over 30%, 25% and 12.5%, respectively. The rest is held by the public.

Yesterday, US investment house JP Morgan led the list of buying brokers, followed by CLSA Securities and UBS Warburg.

Business World

April 5, 2002

FILE

PSE Code HO-180

JG SUMMIT HOLDINGS, INC.
(Company's Full Name)

43/F Robinsons-Equitable Tower
ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila
(Company's Address: Street City/Town Province)

633-7631 to 40
(Telephone Number)

December 31
(Fiscal Year Ending)
(month & day)

2nd Thursday of June
(Annual Meeting Date)

SEC FORM 17-C
(Express Holdings, Inc. agreement to sell 20% interest in Toledo Power Corporation)
Form Type

-NA-
Amendment Designation (If applicable)

-NA-
(Secondary License Type and File Number)

LCU

Cashier

DTU

184044
(SEC Reg. No.)

Central Receiving Unit

File Number

Document I.D.

April 19, 2002

OSCAR L. GOMEZ
2002 APR 22 PM 3:17

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

02 APR 22 P3:09

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **April 19, 2002**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephoner number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 2 – Acquisition/Disposition of Assets**

Express Holdings, Inc., a wholly owned subsidiary of JG Summit Holdings, Inc., has entered into an agreement to sell its 20% partnership interest in Toledo Power Corporation to ARB Power Ventures, Inc. Closing of the sale including price is subject to adjustment and the fulfillment of certain conditions which will happen on or before April 30, 2002.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

April 19, 2002
(Date)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

/mhd